Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2018 AND 2017

CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2018	Dec 31 2017
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$101	$137
Accounts receivable		1,148	2,397
Current income taxes receivable		—	322
Inventory		955	894
Prepaids and other		176	175
Investments	7	524	893
Current portion of other long-term assets	8	116	79
		3,020	4,897
Exploration and evaluation assets	4	2,637	2,632
Property, plant and equipment	5	64,559	65,170
Other long-term assets	8	1,343	1,168
		$71,559	$73,867

LIABILITIES
Current liabilities
Accounts payable		$779	$775
Accrued liabilities		2,356	2,597
Current income taxes payable		151	—
Current portion of long-term debt	9	1,141	1,877
Current portion of other long-term liabilities	10	335	1,012
		4,762	6,261
Long-term debt	9	19,482	20,581
Other long-term liabilities	10	3,890	4,397
Deferred income taxes		11,451	10,975
		39,585	42,214
SHAREHOLDERS’ EQUITY
Share capital	12	9,323	9,109
Retained earnings		22,529	22,612
Accumulated other comprehensive income (loss)	13	122	(68)
		31,974	31,653
		$71,559	$73,867
Commitments and contingencies (note 17).

Approved by the Board of Directors on March 6, 2019.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2018

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Product sales	18	$3,831	$5,516	$22,282	$18,360
Less: royalties		(129)	(313)	(1,255)	(1,018)
Revenue		3,702	5,203	21,027	17,342
Expenses
Production		1,627	1,664	6,464	5,675
Transportation, blending and feedstock		864	1,161	4,189	3,529
Depletion, depreciation and amortization	5	1,328	1,406	5,161	5,186
Administration		91	84	325	319
Share-based compensation	10	(148)	97	(146)	134
Asset retirement obligation accretion	10	46	45	186	164
Interest and other financing expense		179	169	739	631
Risk management activities	16	(18)	2	(134)	35
Foreign exchange loss (gain)		546	(17)	827	(787)
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(41)	—	(452)	(379)
Loss (gain) from investments	7, 8	127	(10)	346	(38)
		4,601	4,601	17,505	14,469
Earnings (loss) before taxes		(899)	602	3,522	2,873
Current income tax (recovery) expense	11	(234)	(88)	374	(164)
Deferred income tax expense	11	111	294	557	640
Net earnings (loss)		$(776)	$396	$2,591	$2,397
Net earnings (loss) per common share
Basic	15	$(0.64)	$0.32	$2.13	$2.04
Diluted	15	$(0.64)	$0.32	$2.12	$2.03

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net earnings (loss)	$(776)	$396	$2,591	$2,397
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2017 – $nil) – three months ended; $nil (2017 – $9 million) – year ended	12	(7)	5	53
Reclassification to net earnings (loss), net of taxes of $1 million (2017 – $1 million) – three months ended; $6 million (2017 – $5 million) – year ended	(8)	(4)	(39)	(33)
	4	(11)	(34)	20
Foreign currency translation adjustment
Translation of net investment	151	—	224	(158)
Other comprehensive income (loss), net of taxes	155	(11)	190	(138)
Comprehensive income (loss)	$(621)	$385	$2,781	$2,259

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2018	Dec 31 2017
Share capital	12
Balance – beginning of year		$9,109	$4,671
Issued for the acquisition of AOSP and other assets (1)	6	—	3,818
Issued upon exercise of stock options		332	466
Previously recognized liability on stock options exercised for common shares		120	154
Purchase of common shares under Normal Course Issuer Bid		(238)	—
Balance – end of year		9,323	9,109
Retained earnings
Balance – beginning of year		22,612	21,526
Net earnings		2,591	2,397
Purchase of common shares under Normal Course Issuer Bid	12	(1,044)	—
Dividends on common shares	12	(1,630)	(1,311)
Balance – end of year		22,529	22,612
Accumulated other comprehensive income (loss)	13
Balance – beginning of year		(68)	70
Other comprehensive income (loss), net of taxes		190	(138)
Balance – end of year		122	(68)
Shareholders’ equity		$31,974	$31,653

(1)
In connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets in 2017, the Company issued non-cash share consideration of $3,818 million. See note 6.

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Operating activities
Net earnings (loss)		$(776)	$396	$2,591	$2,397
Non-cash items
Depletion, depreciation and amortization		1,328	1,406	5,161	5,186
Share-based compensation		(148)	97	(146)	134
Asset retirement obligation accretion		46	45	186	164
Unrealized risk management loss (gain)		27	75	(35)	37
Unrealized foreign exchange loss (gain)		548	(2)	706	(821)
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	146	—
Gain on acquisition, disposition and revaluation of properties	4, 5, 6	(41)	—	(452)	(379)
Loss (gain) from investments	7, 8	134	(4)	374	(11)
Deferred income tax expense		111	294	557	640
Other		(18)	(97)	(23)	(110)
Abandonment expenditures		(93)	(63)	(290)	(274)
Net change in non-cash working capital		279	(709)	1,346	299
Cash flows from (used in) operating activities		1,397	1,438	10,121	7,262
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	9	252	(390)	(1,595)	2,222
Issue of medium-term notes, net	9	—	—	—	1,791
(Repayment) issue of US dollar debt securities, net	9	—	—	(1,236)	2,733
Issue of common shares on exercise of stock options		12	186	332	466
Purchase of common shares under Normal Course Issuer Bid		(408)	—	(1,282)	—
Dividends on common shares		(406)	(335)	(1,562)	(1,252)
Cash flows (used in) from financing activities		(550)	(539)	(5,343)	5,960
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets		95	(16)	(266)	(124)
Net expenditures on property, plant and equipment		(1,183)	(1,064)	(4,175)	(4,574)
Acquisition of AOSP and other assets, net of cash acquired (1)	6	—	—	—	(8,630)
Investment in other long-term assets		—	(43)	(28)	(87)
Net change in non-cash working capital		46	49	(345)	313
Cash flows used in investing activities		(1,042)	(1,074)	(4,814)	(13,102)
(Decrease) increase in cash and cash equivalents		(195)	(175)	(36)	120
Cash and cash equivalents – beginning of period		296	312	137	17
Cash and cash equivalents – end of period		$101	$137	$101	$137
Interest paid, net		$204	$185	$911	$725
Income taxes (received) paid		$(30)	$12	$(225)	$(792)

(1)	The acquisition of AOSP in the second quarter of 2017 includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million. See note 6.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in AOSP.
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2017, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements.
The Company adopted IFRS 15 on January 1, 2018 using the retrospective with cumulative effect method. The Company continues to account for revenue for the year ended December 31, 2017 in accordance with the Company's previous accounting policy for revenue and cost of goods sold. There were no changes to reported net earnings or retained earnings as a result of adopting IFRS 15. Under the standard, the Company is required to provide additional disclosure of disaggregated revenue by major product type. In connection with adoption of the standard, the Company has reclassified certain comparative amounts in a manner consistent with the presentation adopted for the year ended December 31, 2018 (see note 18).
Upon adoption of IFRS 15, the Company applied the practical expedient such that contracts that were completed in the comparative periods have not been restated. Applying this expedient had no impact to the revenue recognized under the previous revenue accounting standard as all performance obligations had been met and the consideration had been determined.
Effective January 1, 2018, the Company’s accounting policy for Revenue is as follows:
Revenue from the sale of crude oil and NGLs and natural gas products is recognized when performance obligations in the sales contract are satisfied and it is probable that the Company will collect the consideration to which it is entitled. Performance obligations are generally satisfied and control passes to the customer at the point in time when the product is delivered to a location specified in a contract. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2018

Contracts for sale of the Company’s products generally have terms of less than a year, with certain contracts extending beyond one year. Contracts in North America generally specify delivery of crude oil and NGLs and natural gas throughout the term of the contract. Contracts in the North Sea and Offshore Africa generally specify delivery of crude oil at a point in time.
Sales of the Company’s crude oil and NGLs and natural gas products to customers are made pursuant to contracts based on prevailing commodity pricing at or near the time of delivery and volumes of product delivered. The transaction price for variable priced contracts is based on benchmark commodity price, adjusted for quality, location, and other factors. Revenues are typically collected in the month following delivery and accordingly, the Company has elected to apply the practical expedient to not adjust consideration for the effects of a financing component. Purchases and sales of crude oil and NGLs and natural gas with the same counterparty, made to facilitate sales to customers or potential customers, that are entered into in contemplation of one another, are combined and recorded as non-monetary exchanges and measured at the net settlement amount.
Revenue in the consolidated statement of earnings represents the Company’s share of product sales net of royalty payments to governments and other mineral interest owners. The Company discloses the disaggregation of revenues from sales of crude oil and NGLs and natural gas in the segmented information in note 18.
IFRS 9 "Financial Instruments"
Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued November 2013. In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model.
The Company retrospectively adopted the amendments to IFRS 9 on January 1, 2018 and elected to apply the limited exemption in IFRS 9 relating to transition for impairment. Accordingly, provisions for impairment have not been restated in the comparative periods. Adoption of the amendment did not have a significant impact on the Company’s previous accounting for impairment of financial assets.
Effective January 1, 2018, the Company’s accounting policy for impairment of financial assets is as follows:
At each reporting date, on a forward looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the Company and the cash flows that the Company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivable are grouped based on the number of days the receivables have been outstanding and internal credit assessments of the customers. Credit risk for longer-term receivables is assessed based on an external credit rating of the counterparty. For longer-term receivables with credit risk that has not increased significantly since the date of recognition, the Company measures the expected credit loss as the 12-month expected credit loss.
Changes in the provision for expected credit loss are recognized in net earnings.
3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. The Company is assessing the impact of these amendments on its consolidated financial statements.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. The Company is assessing the impact of these amendments on its consolidated financial statements.
In October 2017, the IASB issued amendments to IAS 28 "Investments in Associates and Joint Ventures" to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term assets that form part of the net investment in the associate or joint venture. The amendments are effective January 1, 2019 with earlier adoption permitted. The amendments are required to be adopted retrospectively. The Company has determined that these amendments will have no significant impact on its consolidated financial statements.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2018

In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The interpretation is effective January 1, 2019. The Company has determined that this interpretation will have no significant impact on its consolidated financial statements.
IFRS 16 "Leases"
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees and requires balance sheet recognition for all leases. Certain short-term (less than 12 months) and low-value leases (as defined in the standard) are exempt from the requirements, and may continue to be treated as an expense. Leases to explore for or use crude oil, natural gas, minerals and similar non-regenerative resources are exempt from the standard.
The Company will adopt IFRS 16 on January 1, 2019 using the retrospective with cumulative effect method with no impact to opening retained earnings at the date of adoption. In accordance with the transitional provisions in the standard, balances reported in the comparative periods will not be restated.
On initial adoption, the Company intends to use the following practical expedients under the standard. Certain expedients are on a lease-by-lease basis and others are applicable by class of underlying assets:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	leases with a remaining lease term of less than twelve months as at January 1, 2019 will be treated as short- term leases; and

•	exclusion of indirect costs for the measurement of lease assets at the date of initial application.
The Company does not intend to apply any practical expedients pertaining to grandfathering of leases assessed under the previous standard.
On adoption of IFRS 16, the Company will recognize lease assets and liabilities at the present value of the remaining lease payments, discounted using the Company’s applicable borrowing rate on January 1, 2019. The Company expects to report additional lease assets and corresponding liabilities of between $1.5 billion and $1.6 billion. The Company continues to finalize its accounting for leases in accordance with IFRS 16, and the above estimates are subject to change based on finalization of the Company's review of its lease arrangements. In the statement of earnings, depletion, depreciation and amortization expense and interest expense will increase, with corresponding decreases in production, transportation and administration expenses. The Company does not expect to report a material impact on net earnings. Under the new standard, the Company will report cash outflows for repayment of the principal portion of the lease liability as cash flows from financing activities. The interest portion of the lease payments will continue to be classified as cash flows from operating activities.
Where the Company, acting as the operator, signs a lease on behalf of a joint operation and assumes the legal liability for that lease, the Company will recognize 100% of the related lease asset and lease liability. As the Company recovers its joint operation partners' share of the costs of the lease contract, these recoveries will be recognized in the consolidated statements of earnings.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2018

4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$2,282	$—	$91	$259	$2,632
Additions/Acquisitions	245	—	35	222	502
Transfers to property, plant and equipment	(175)	—	—	(222)	(397)
Disposals/derecognitions and other	(4)	—	(89)	(7)	(100)
At December 31, 2018	$2,348	$—	$37	$252	$2,637
During the year ended December 31, 2018, the Company acquired a number of exploration and evaluation properties in the Oil Sands Mining and Upgrading and North America Exploration and Production segments.
In the Oil Sands Mining and Upgrading segment, the Company acquired the Joslyn oil sands project including exploration and evaluation assets of $222 million and associated asset retirement obligations of $4 million. Total consideration of $218 million was comprised of $100 million cash on closing with the remaining balance paid equally over each of the next five years. In the fourth quarter of 2018, following integration of the acquired assets into the Horizon mine plan and determination of proved crude oil reserves, the exploration and evaluation assets were transferred to property, plant and equipment. The above amounts are estimates, and may be subject to change based on the receipt of new information.
In the North America Exploration and Production segment, the Company acquired Laricina Energy Ltd., including exploration and evaluation assets of $118 million and property, plant and equipment of $44 million. In addition, the Company also acquired cash of $24 million and deferred income tax assets of $168 million and assumed net working capital liabilities of $18 million, asset retirement obligations of $17 million and notes payable of $48 million. Total purchase consideration was $46 million, resulting in a pre-tax gain of $225 million on the acquisition, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The Company settled the notes payable immediately following the completion of the acquisition. The transaction was accounted for using the acquisition method of accounting. The above amounts are estimates, and may be subject to change based on the receipt of new information.
During the fourth quarter of 2018, the Company completed two additional farm-out agreements in the Offshore Africa segment to dispose of a combined 30% interest in its exploration right in South Africa, comprised of exploration and evaluation assets of $89 million, including a recovery of $14 million of past incurred costs, for net proceeds of $105 million (US$79 million), resulting in a pre-tax gain of $16 million ($12 million after-tax). The Company retains a 20% working interest in the exploration right following the completion of these farm-out agreements.
Under the terms of the various agreements, in the event of a commercial crude oil discovery on the exploration right and conversion to a production right, additional cash payments of between US$623 million and US$645 million will be made to the Company. In the event of a commercial natural gas discovery on the exploration right and conversion to a production right, additional payments of between US$126 million and US$132 million will be made to the Company.

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2018

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Additions	2,428	237	212	1,050	13	21	3,961
Transfers from E&E assets	175	—	—	222	—	—	397
Disposals/derecognitions and other	(412)	(703)	(70)	(209)	—	—	(1,394)
Foreign exchange adjustments and other	—	661	448	—	—	—	1,109
At December 31, 2018	$67,007	$7,321	$5,471	$43,147	$441	$435	$123,822
Accumulated depletion and depreciation
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Expense	3,111	257	201	1,557	14	21	5,161
Disposals/derecognitions	(393)	(703)	(70)	(209)	—	—	(1,375)
Foreign exchange adjustments and other	12	528	353	5	—	—	898
At December 31, 2018	$43,881	$5,735	$4,203	$4,981	$138	$325	$59,263
Net book value
- at December 31, 2018	$23,126	$1,586	$1,268	$38,166	$303	$110	$64,559
- at December 31, 2017	$23,665	$1,473	$1,162	$38,456	$304	$110	$65,170

Project costs not subject to depletion and depreciation	Dec 31 2018	Dec 31 2017
Kirby Thermal Oil Sands – North	$1,424	$944
During the year ended December 31, 2018, the Company acquired a number of producing crude oil and natural gas properties in the North America and North Sea Exploration and Production segments. These transactions were accounted for using the acquisition method of accounting. Gains reported on the acquisitions represent the excess of the fair value of the net assets acquired compared to total purchase consideration.
In North America Exploration and Production, excluding the impact of acquisitions disclosed in note 4, the Company acquired property, plant and equipment for net cash consideration paid of $170 million and assumed associated asset retirement obligations of $13 million. No net deferred income tax liabilities were recognized on these net transactions. The Company recognized a pre-tax gain of $47 million on the transactions.
In connection with the acquisition of the remaining interest in certain operations in the North Sea Exploration and Production segment, the Company acquired $108 million of property, plant and equipment, for net proceeds received of $73 million. The Company also acquired net working capital of $7 million, assumed associated asset retirement obligations of $41 million and recognized net deferred income tax liabilities of $27 million. The Company recognized a pre-tax gain of $120 million on the acquisition and a pre-tax revaluation gain of $19 million relating to its previously held interest.
During the fourth quarter of 2018, the Gabonese Republic agreed to cessation of production from the Company’s Olowi field, as well as the terms of termination of the Olowi Production Sharing Contract and the return of the permit area back to the Gabonese Republic, including the associated asset retirement obligations of $69 million. The transaction resulted in a pre-tax gain on disposition of property of $20 million ($14 million after-tax).

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2018

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the year ended December 31, 2018, pre-tax interest of $69 million (December 31, 2017 – $82 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (December 31, 2017 – 3.8%).
6. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments. The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
Total purchase consideration of $12,541 million was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) paid to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The fair value of the assets acquired and liabilities assumed was based on management's best estimate as at the acquisition date. The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration.
7. INVESTMENTS
As at December 31, 2018, the Company had the following investments:

	Dec 31 2018	Dec 31 2017
Investment in PrairieSky Royalty Ltd.	$400	$726
Investment in Inter Pipeline Ltd.	124	167
	$524	$893
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2018, the Company’s investment in PrairieSky was classified as a current asset.
The loss (gain) from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Fair value loss (gain) from PrairieSky	$114	$(4)	$326	$(3)
Dividend income from PrairieSky	(4)	(4)	(17)	(17)
	$110	$(8)	$309	$(20)

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2018

Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2018, the Company's investment in Inter Pipeline was classified as a current asset.
The loss (gain) from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Fair value loss (gain) from Inter Pipeline	$20	$(1)	$43	$23
Dividend income from Inter Pipeline	(3)	(2)	(11)	(10)
	$17	$(3)	$32	$13
8. OTHER LONG-TERM ASSETS

	Dec 31 2018	Dec 31 2017
Investment in North West Redwater Partnership	$287	$292
North West Redwater Partnership subordinated debt (1)	591	510
Risk management (note 16)	373	204
Other	208	241
	1,459	1,247
Less: current portion	116	79
	$1,343	$1,168

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
The facility capital cost ("FCC") budget for the Project is currently estimated to be $9,700 million. The Project is currently in the commissioning phase. During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to maintain the agreed debt to equity ratio of 80/20. To December 31, 2018, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $152 million, for a Company total of $591 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 17). The Company is unconditionally obligated to pay this portion of the cost of service toll over the 30-year tolling period. As at December 31, 2018, the Company had recognized $62 million in prepaid service tolls.
As at December 31, 2018, Redwater Partnership had borrowings of $2,333 million under its secured $3,500 million syndicated credit facility. During the first quarter of 2018, Redwater Partnership extended $2,000 million of the $3,500 million revolving syndicated credit facility to June 2021. The remaining $1,500 million was extended on a fully drawn non-revolving basis maturing February 2020.
During the three months ended December 31, 2018, the Company recognized an equity gain from Redwater Partnership of $nil (three months ended December 31, 2017 – loss of $1 million; year ended December 31, 2018 – loss of $5 million; year ended December 31, 2017 – gain of $31 million).

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2018

9. LONG-TERM DEBT

	Dec 31 2018	Dec 31 2017
Canadian dollar denominated debt, unsecured
Bank credit facilities	$831	$3,544
Medium-term notes	5,300	5,300
	6,131	8,844
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2018 - US$2,954 million; December 31, 2017 - US$1,839 million)	4,031	2,300
Commercial paper (December 31, 2018 - US$104 million; December 31, 2017 - US$500 million)	141	625
US dollar debt securities (December 31, 2018 - US$7,650 million; December 31, 2017 - US$8,650 million)	10,439	10,828
	14,611	13,753
Long-term debt before transaction costs and original issue discounts, net	20,742	22,597
Less: original issue discounts, net (1)	17	18
transaction costs (1) (2)	102	121
	20,623	22,458
Less: current portion of commercial paper	141	625
current portion of other long-term debt (1) (2)	1,000	1,252
	$19,482	$20,581

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2018, the Company had in place revolving bank credit facilities of $4,976 million of which $4,723 million was available. Additionally, the Company had in place fully drawn term credit facilities of $4,750 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $1,800 million non-revolving term credit facility maturing May 2020;

•	a $2,200 million non-revolving term credit facility maturing October 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2018, the Company extended the $2,425 million revolving syndicated credit facility originally due June 2020 to June 2022. Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.
During the year ended December 31, 2018, the Company repaid and cancelled $1,200 million of the $3,000 million non-revolving term credit facility (third quarter of 2018 – $1,050 million; first quarter of 2018 – $150 million) scheduled to mature in May 2020. The required annual amortization of 5% of the original balance is now satisfied. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2018, the $1,800 million facility was fully drawn.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2018

During the second quarter of 2018, the Company extended the $2,200 million non-revolving credit facility originally due October 2019 to October 2020. Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2018, the $2,200 million facility was fully drawn.
During the first quarter of 2018, the Company repaid and cancelled the $125 million non-revolving term credit facility scheduled to mature in February 2019. The Company also extended the $750 million non-revolving term credit facility originally due February 2019 to February 2021. Borrowings under the $750 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate. As at December 31, 2018, the $750 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2018 was 2.6% (December 31, 2017 – 2.2%), and on total long-term debt outstanding for the year ended December 31, 2018 was 3.9% (December 31, 2017 – 3.8%).
As at December 31, 2018, letters of credit and guarantees aggregating to $450 million were outstanding.
Medium-Term Notes
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the first quarter of 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
10. OTHER LONG-TERM LIABILITIES

	Dec 31 2018	Dec 31 2017
Asset retirement obligations	$3,886	$4,327
Share-based compensation	124	414
Risk management (note 16)	17	103
Deferred purchase consideration (1) (2)	118	469
Other	80	96
	4,225	5,409
Less: current portion	335	1,012
	$3,890	$4,397
(1) Includes $118 million of deferred purchase consideration at December 31, 2018, payable in annual installments of $25 million over the next five years.
(2) Includes $469 million (US$375 million) of deferred purchase consideration at December 31, 2017, paid to Marathon in March 2018.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2018

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 5.0% (December 31, 2017 – 4.7%) and inflation rates of up to 2% (December 31, 2017 - up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2018	Dec 31 2017
Balance – beginning of year	$4,327	$3,243
Liabilities incurred	19	12
Liabilities acquired, net	6	784
Liabilities settled	(290)	(274)
Asset retirement obligation accretion	186	164
Revision of cost, inflation rates and timing estimates	(111)	(40)
Change in discount rate	(334)	509
Foreign exchange adjustments	83	(71)
Balance – end of year	3,886	4,327
Less: current portion	186	92
	$3,700	$4,235

Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Dec 31 2018	Dec 31 2017
Balance – beginning of year	$414	$426
Share-based compensation (recovery) expense	(146)	134
Cash payment for stock options surrendered	(5)	(6)
Transferred to common shares	(120)	(154)
(Recovered from) charged to Oil Sands Mining and Upgrading, net	(19)	14
Balance – end of year	124	414
Less: current portion	92	348
	$32	$66
Included within share-based compensation liability as at December 31, 2018 was $13 million related to performance share units granted to certain executive employees (December 31, 2017 - $5 million).

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2018

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Current corporate income tax – North America	$(254)	$(93)	$312	$(145)
Current corporate income tax – North Sea	8	10	28	57
Current corporate income tax – Offshore Africa	11	17	54	45
Current PRT (1) – North Sea	—	(25)	(29)	(132)
Other taxes	1	3	9	11
Current income tax	(234)	(88)	374	(164)
Deferred corporate income tax	112	307	540	586
Deferred PRT (1) – North Sea	(1)	(13)	17	54
Deferred income tax	111	294	557	640
Income tax	$(123)	$206	$931	$476
(1) Petroleum Revenue Tax.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2018
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,222,769	$9,109
Issued upon exercise of stock options	9,975	332
Previously recognized liability on stock options exercised for common shares	—	120
Purchase of common shares under Normal Course Issuer Bid	(30,858)	(238)
Balance – end of year	1,201,886	$9,323
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 6, 2019, the Board of Directors declared a quarterly dividend of $0.375 per common share, an increase from the previous quarterly dividend of $0.335 per common share. The dividend is payable on April 1, 2019.
Normal Course Issuer Bid
On May 16, 2018, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 61,454,856 common shares, over a 12-month period commencing May 23, 2018 and ending May 22, 2019. The Company's Normal Course Issuer Bid announced in March 2017 expired on May 22, 2018.
For the year ended December 31, 2018, the Company purchased 30,857,727 common shares at a weighted average price of $41.56 per common share for a total cost of $1,282 million. Retained earnings were reduced by $1,044 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2018, the Company purchased 4,340,000 common shares at a weighted average price of $35.86 per common share for a total cost of $156 million.

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2018

Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2018:

	Year Ended Dec 31, 2018
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	56,036	$36.67
Granted	4,256	$43.75
Surrendered for cash settlement	(392)	$33.46
Exercised for common shares	(9,975)	$33.28
Forfeited	(3,240)	$38.76
Outstanding – end of year	46,685	$37.92
Exercisable – end of year	19,436	$36.03
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Dec 31 2018	Dec 31 2017
Derivative financial instruments designated as cash flow hedges	$13	$47
Foreign currency translation adjustment	109	(115)
	$122	$(68)
14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2018, the ratio was within the target range at 39.1%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2018	Dec 31 2017
Long-term debt, net (1)	$20,522	$22,321
Total shareholders’ equity	$31,974	$31,653
Debt to book capitalization	39.1%	41.4%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At December 31, 2018, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2018

15. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Weighted average common shares outstanding – basic (thousands of shares)		1,204,998	1,219,865	1,218,798	1,175,094
Effect of dilutive stock options (thousands of shares)		—	8,547	4,960	7,729
Weighted average common shares outstanding – diluted (thousands of shares)		1,204,998	1,228,412	1,223,758	1,182,823
Net earnings (loss)		$(776)	$396	$2,591	$2,397
Net earnings (loss) per common share	– basic	$(0.64)	$0.32	$2.13	$2.04
	– diluted	$(0.64)	$0.32	$2.12	$2.03
16. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Dec 31, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,148	$—	$—	$—	$1,148
Investments	—	524	—	—	524
Other long-term assets	591	12	361	—	964
Accounts payable	—	—	—	(779)	(779)
Accrued liabilities	—	—	—	(2,356)	(2,356)
Other long-term liabilities (1)	—	(17)	—	(118)	(135)
Long-term debt (2)	—	—	—	(20,623)	(20,623)
	$1,739	$519	$361	$(23,876)	$(21,257)

	Dec 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,397	$—	$—	$—	$2,397
Investments	—	893	—	—	893
Other long-term assets	510	—	204	—	714
Accounts payable	—	—	—	(775)	(775)
Accrued liabilities	—	—	—	(2,597)	(2,597)
Other long-term liabilities (3)	—	(38)	(65)	(469)	(572)
Long-term debt (2)	—	—	—	(22,458)	(22,458)
	$2,907	$855	$139	$(26,299)	$(22,398)

(1)	Includes $118 million of deferred purchase consideration payable over the next five years.

(2)	Includes the current portion of long-term debt.

(3)	Includes $469 million (US$375 million) of deferred purchase consideration which was paid to Marathon in March 2018.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2018

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3(4) 5)
Investments (3)	$524	$524	$—	$—
Other long-term assets	$964	$—	$373	$591
Other long-term liabilities	$(135)	$—	$(17)	$(118)
Fixed rate long-term debt (6) (7)	$(15,620)	$(15,952)	$—	$—

	Dec 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (5)
Investments (3)	$893	$893	$—	$—
Other long-term assets	$714	$—	$204	$510
Other long-term liabilities	$(103)	$—	$(103)	$—
Fixed rate long-term debt (6) (7)	$(15,989)	$(17,259)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration paid to Marathon in March 2018).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair value of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2018

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Dec 31 2018	Dec 31 2017
Derivatives held for trading
Foreign currency forward contracts	$8	$(38)
Crude oil WCS (1) differential swaps	(17)	—
Natural gas AECO basis swaps	1	—
Natural gas AECO fixed price swaps	3	—
Cash flow hedges
Foreign currency forward contracts	70	(71)
Cross currency swaps	291	210
	$356	$101

Included within:
Current portion of other long-term assets	$92	$—
Current portion of other long-term liabilities	(17)	(103)
Other long-term assets	281	204
	$356	$101

(1)	Western Canadian Select
For the year ended December 31, 2018, the Company recognized a gain of $2 million (year ended December 31, 2017 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2018	Dec 31 2017
Balance – beginning of year	$101	$489
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	35	(37)
Foreign exchange	260	(375)
Other comprehensive (loss) income	(40)	24
Balance – end of year	356	101
Less: current portion	75	(103)
	$281	$204

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2018

Net (gain) loss from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2018	Dec 31 2017	Dec 31 2018	Dec 31 2017
Net realized risk management gain	$(45)	$(73)	$(99)	$(2)
Net unrealized risk management loss (gain)	27	75	(35)	37
	$(18)	$2	$(134)	$35
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At December 31, 2018, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Crude Oil
WCS differential swaps	Jan 2019	-	Mar 2019	28,000 bbl/d	US$17.65	WCS
WCS differential swaps	Jan 2019	-	Sep 2019	8,000 bbl/d	US$23.57	WCS

Natural Gas
AECO basis swaps	Jan 2019	-	Mar 2019	10,000 MMbtu/d	US$1.39	AECO
AECO fixed price swaps	Jan 2019	-	Mar 2019	30,000 GJ/d	$2.30	AECO
AECO fixed price swaps (1)	Apr 2019	-	Oct 2019	10,000 GJ/d	$1.30	AECO

(1)
Subsequent to December 31, 2018, the Company has hedged an additional 105,000 GJ/d of currently forecasted natural gas volumes using AECO fixed price swaps, at a weighted average price of $1.32/GJ, for April to October 2019.

The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2018, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2018

At December 31, 2018, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2019	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2019	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2018 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2018, the Company had US$3,506 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,058 million designated as cash flow hedges.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2018, substantially all of the Company’s accounts receivable were due within normal trade terms and the average expected credit loss was approximately 1% of the Company's accounts receivable balance.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2018, the Company had net risk management assets of $361 million with specific counterparties related to derivative financial instruments (December 31, 2017 – $187 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates of the Company’s financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$779	$—	$—	$—
Accrued liabilities	$2,356	$—	$—	$—
Other long-term liabilities	$42	$24	$69	$—
Long-term debt (1) (2)	$1,141	$5,996	$3,812	$9,793

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
In addition to the financial liabilities disclosed above, estimated interest and other financing payments are as follows: less than one year, $836 million; one to less than two years, $755 million; two to less than five years, $1,668 million; and thereafter, $5,327 million. Interest payments were estimated based upon applicable interest and foreign exchange rates at December 31, 2018.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2018

17. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	2019	2020	2021	2022	2023	Thereafter
Product transportation and pipeline	$692	$664	$620	$516	$381	$3,991
North West Redwater Partnership service toll (1)	$86	$126	$157	$158	$157	$2,858
Offshore equipment operating leases	$94	$73	$75	$8	$—	$—
Office leases	$42	$42	$39	$31	$32	$89
Other	$85	$35	$32	$32	$31	$424

(1)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service toll, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the service toll is $1,301 million of interest payable over the 30 year tolling period. See note 8.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2018

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	923	2,265	7,254	7,655	218	182	753	666	204	170	628	579	1,345	2,617	8,635	8,900
Natural gas	422	327	1,256	1,506	28	33	140	118	17	14	70	53	467	374	1,466	1,677
Total segmented product sales	1,345	2,592	8,510	9,161	246	215	893	784	221	184	698	632	1,812	2,991	10,101	10,577
Less: royalties	(38)	(228)	(723)	(809)	(1)	—	(2)	(1)	(9)	(16)	(51)	(41)	(48)	(244)	(776)	(851)
Segmented revenue	1,307	2,364	7,787	8,352	245	215	891	783	212	168	647	591	1,764	2,747	9,325	9,726
Segmented expenses
Production	589	632	2,405	2,362	134	119	405	400	87	46	208	226	810	797	3,018	2,988
Transportation, blending and feedstock	541	665	2,587	2,291	4	5	22	31	1	—	2	1	546	670	2,611	2,323
Depletion, depreciation and amortization	779	850	3,132	3,243	88	37	257	509	62	52	201	205	929	939	3,590	3,957
Asset retirement obligation accretion	21	21	87	80	8	6	29	27	2	3	9	9	31	30	125	116
Risk management activities (commodity derivatives)	9	7	(10)	(45)	—	—	—	—	—	—	—	—	9	7	(10)	(45)
Gain on acquisition, disposition and revaluation of properties	(5)	—	(277)	(35)	—	—	(139)	—	(36)	—	(36)	—	(41)	—	(452)	(35)
Equity loss (gain) from investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total segmented expenses	1,934	2,175	7,924	7,896	234	167	574	967	116	101	384	441	2,284	2,443	8,882	9,304
Segmented earnings (loss) before the following	(627)	189	(137)	456	11	48	317	(184)	96	67	263	150	(520)	304	443	422
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax (recovery) expense
Deferred income tax expense
Net earnings (loss)

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2018

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	1,838	2,323	11,521	7,072	24	28	102	102	120	130	410	448	3,327	5,098	20,668	16,522
Natural gas	—	—	—	—	—	—	—	—	37	44	148	161	504	418	1,614	1,838
Total segmented product sales	1,838	2,323	11,521	7,072	24	28	102	102	157	174	558	609	3,831	5,516	22,282	18,360
Less: royalties	(81)	(69)	(479)	(167)	—	—	—	—	—	—	—	—	(129)	(313)	(1,255)	(1,018)
Segmented revenue	1,757	2,254	11,042	6,905	24	28	102	102	157	174	558	609	3,702	5,203	21,027	17,342
Segmented expenses
Production	797	846	3,367	2,600	5	4	21	16	15	17	58	71	1,627	1,664	6,464	5,675
Transportation, blending and feedstock	174	339	1,087	679	—	—	—	—	144	152	491	527	864	1,161	4,189	3,529
Depletion, depreciation and amortization	396	464	1,557	1,220	3	3	14	9	—	—	—	—	1,328	1,406	5,161	5,186
Asset retirement obligation accretion	15	15	61	48	—	—	—	—	—	—	—	—	46	45	186	164
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	9	7	(10)	(45)
Gain on acquisition, disposition and revaluation of properties	—	—	—	(230)	—	—	—	(114)	—	—	—	—	(41)	—	(452)	(379)
Equity loss (gain) from investments	—	—	—	—	—	1	5	(31)	—	—	—	—	—	1	5	(31)
Total segmented expenses	1,382	1,664	6,072	4,317	8	8	40	(120)	159	169	549	598	3,833	4,284	15,543	14,099
Segmented earnings (loss) before the following	375	590	4,970	2,588	16	20	62	222	(2)	5	9	11	(131)	919	5,484	3,243
Non–segmented expenses
Administration													91	84	325	319
Share-based compensation													(148)	97	(146)	134
Interest and other financing expense													179	169	739	631
Risk management activities (other)													(27)	(5)	(124)	80
Foreign exchange loss (gain)													546	(17)	827	(787)
Loss (gain) from investments													127	(11)	341	(7)
Total non–segmented expenses													768	317	1,962	370
Earnings (loss) before taxes													(899)	602	3,522	2,873
Current income tax (recovery) expense													(234)	(88)	374	(164)
Deferred income tax expense													111	294	557	640
Net earnings (loss)													(776)	396	2,591	2,397

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2018

Capital Expenditures (1)

	Year Ended
	Dec 31, 2018			Dec 31, 2017
	Net expenditures	Non-cash and fair value changes	Capitalized costs	Net expenditures (2)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$118	$(52)	$66	$160	$(184)	$(24)
North Sea	—	—	—	—	—	—
Offshore Africa (4)	(54)	—	(54)	15	—	15
Oil Sands Mining and Upgrading	218	(225)	(7)	142	117	259
	$282	$(277)	$5	$317	$(67)	$250

Property, plant and equipment
Exploration and Production
North America	$2,553	$(362)	$2,191	$2,815	$354	$3,169
North Sea	131	(597)	(466)	160	95	255
Offshore Africa	228	(86)	142	89	12	101
	2,912	(1,045)	1,867	3,064	461	3,525
Oil Sands Mining and Upgrading (5)	1,229	(166)	1,063	9,592	5,454	15,046
Midstream (6)	13	—	13	80	114	194
Head office	21	—	21	19	—	19
	$4,175	$(1,211)	$2,964	$12,755	$6,029	$18,784

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Net expenditures on exploration and evaluation assets and property, plant and equipment for the year ended December 31, 2017 exclude non-cash share consideration of $3,818 million issued on the acquisition of AOSP and other assets. This non-cash consideration is included in non-cash and other fair value changes.

(3)	The above noted figures for 2017 exclude the impact of a pre-tax cash gain of $35 million on the disposition of certain exploration and evaluation assets.

(4)	The above noted figures for 2018 exclude the impact of a pre-tax cash gain of $16 million on the disposition of certain exploration and evaluation assets.

(5)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

(6)	Included in 2017 is the impact of a pre-tax non-cash revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in a pipeline system.
Segmented Assets

	Dec 31 2018	Dec 31 2017
Exploration and Production
North America	$27,199	$28,705
North Sea	1,699	1,854
Offshore Africa	1,471	1,331
Other	33	29
Oil Sands Mining and Upgrading	39,634	40,559
Midstream	1,413	1,279
Head office	110	110
	$71,559	$73,867

Canadian Natural Resources Limited	25	Three months and year ended December 31, 2018

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2018:
Interest coverage (times)
Net earnings (1)	5.3x
Adjusted funds flow (2)	12.6x

(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	26	Three months and year ended December 31, 2018